Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

SILICOM REPORTS ALL-TIME RECORD REVENUES FOR
2nd QUARTER & 1st HALF 2017

-  Major Cloud Design Win & Cyber Security-Driven Success
Build Revenues to $30.3M for Q2, $55.6M for H1  -
-  EPS Reaches $0.69 for Q2, $1.21 for H1  -

KFAR SAVA, Israel, July 24, 2017 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported all-time record revenues for the second quarter and six months ended June 30, 2017.

Financial Results

Second Quarter: Silicom’s revenues for the second quarter of 2017 totalled $30.3 million, up 16% from $26.0 million for the second quarter of 2016 and 19% compared sequentially with the first quarter of 2017. These are the Company’s highest-ever quarterly revenues.

On a GAAP basis, net income for the quarter totalled $4.2 million, or $0.55 per diluted share ($0.57 per basic share), up 19% compared with $3.5 million, or $0.48 per share (basic and diluted), for the second quarter of 2016.

On a non-GAAP basis (as described and reconciled below), net income for the quarter totalled $5.2 million, or $0.69 per diluted share ($0.71 per basic share), up 12% compared with $4.7 million, or $0.63 per diluted share ($0.64 per basic share), for the second quarter of 2016.

First Six Months: Silicom’s revenues for the first half of 2017 totalled $55.6 million, up 17% compared with $47.4 million for the first half of 2016. These are the Company’s highest-ever revenues for a six-month period.

On a GAAP basis, net income for the period totalled $6.8 million, or $0.90 per diluted share ($0.92 per basic share), up 25% compared with $5.4 million, or $0.73 per diluted share ($0.74 per basic share), for the first half of 2016.

On a non-GAAP basis (as described and reconciled below), net income for the period totalled $9.1 million, or $1.21 per diluted share ($1.23 per basic share), up 18% compared with $7.7 million, or $1.04 per diluted share ($1.05 per basic share), for the first half of 2016.

Comments of Management

“We are excited to report the strongest quarter and six-month period in our history, confirming that our business has reached an important inflection point,” commented Mr. Shaike Orbach, Silicom’s President & CEO. “The recognition that we have received for our technologies and performance-boosting solutions, coupled with the strong demand being created by today’s booming Cloud and Cyber Security markets, is empowering us to build our business to a new level.

“During the first quarter, this recognition helped us achieve our largest-ever Design Win. To date, we have made significant progress with this Design Win, recording revenues that surpassed the $10 million mark during the first six months of the year. We continue delivering products, the customer continues placing new orders, and we overcome more and more of the challenges that remain along the way. As such, we feel increasingly confident that we will soon reach a stable deployment status, leading to a run rate above $30 million per year. Equally exciting, the trusting relationship that has developed with this mega-customer is enabling us to identify expansion possibilities for both the current Design Win, and for new opportunities.”

Mr. Orbach continued, “In parallel, we continue to win significant opportunities with Cloud, Cyber Security and other clients – both new and existing customers - as demonstrated by our recent Design Wins for encryption hardware acceleration cards, bypass solutions and a proprietary front-loading compression module. As such, we believe that we are better positioned than ever to achieve growth in the quarters to come. With Cloud and Cyber Security tailwinds driving demand for our products, a crystal reputation and a growing pipeline of opportunities, we are moving ahead rapidly and building the Company to the next stage.”

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Conference Call Details
Silicom’s Management will host an interactive conference today, July 24th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

 To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141
UK: 0 800-917-5108
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, acquisition-related expenses, adjustment of inventory step up related to acquisition, amortization of acquired intangible assets, changes in the fair value of contingent consideration from a business combination, as well as taxes on amortization of acquired intangible assets. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/25/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets
(US$ thousands)

	June 30,	December 31,
	2017	2016

Assets

Current assets
Cash and cash equivalents	$17,285	$11,917
Marketable securities	13,477	16,263
Accounts receivables: Trade, net	33,465	27,722
Accounts receivables: Other	6,707	3,113
Inventories	51,359	44,280
Total current assets	122,293	103,295

Marketable securities	-	7,769
Assets held for employees’ severance benefits	1,594	1,436
Deferred tax assets	1,556	1,537
Property, plant and equipment, net	4,242	3,915
Intangible assets, net	1,975	2,924
Goodwill	25,561	25,561

Total assets	$157,221	$146,437

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$19,196	$10,480
Other accounts payable and accrued expenses	8,039	7,484

Total current liabilities	27,235	17,964

Contingent consideration	4,760	4,642
Liability for employees’ severance benefits	2,722	2,439

Total liabilities	34,717	25,045

Shareholders' equity
Ordinary shares and additional paid-in capital	48,559	46,855
Treasury shares	(38)	(38)
Retained earnings	73,983	74,575
Total shareholders' equity	122,504	121,392

Total liabilities and shareholders' equity	$157,221	$146,437

Silicom Ltd. Consolidated Statements of Operations
(US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2017	2016	2017	2016
Sales	$30,266	$26,001	$55,608	$47,358
Cost of sales	19,142	16,150	34,899	29,575
Gross profit	11,124	9,851	20,709	17,783

Research and development expenses	3,328	2,869	6,842	5,897
Selling and marketing expenses	1,593	1,648	3,235	3,175
General and administrative expenses	1,109	1,048	2,298	2,016
Total operating expenses	6,030	5,565	12,375	11,088

Operating income	5,094	4,286	8,334	6,695

Financial income (expenses), net	13	90	43	25
Income before income taxes	5,107	4,376	8,377	6,720
Income taxes	914	843	1,587	1,279
Net income	$4,193	$3,533	$6,790	$5,441

Basic income per ordinary share (US$)	$0.57	$0.48	$0.92	$0.74

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,420	7,335	7,401	7,316

Diluted income per ordinary share (US$)	$0.55	$0.48	$0.90	$0.73

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,573	7,414	7,536	7,404

Silicom Ltd. Reconciliation of Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2017	2016	2017	2016

GAAP gross profit	$11,124	$9,851	$20,709	$17,783
(1) Share-based compensation (*)	83	39	176	77
(2)Amortization of acquired intangible assets	-	-	-	274
Non-GAAP gross profit	$11,207	$9,890	$20,885	$18,134

GAAP operating income	$5,094	$4,286	$8,334	$6,695
Gross profit adjustments	83	39	176	351
(1) Share-based compensation (*)	457	381	1,125	787
(2) Amortization of acquired intangible assets	479	495	955	987
(3) Changes in the fair value of contingent consideration	60	62	118	15
Non-GAAP operating income	$6,173	$5,263	$10,708	$8,835

GAAP net income	$4,193	$3,533	$6,790	$5,441
Operating income adjustments	1,079	977	2,374	2,140
(4) Taxes on amortization of acquired intangible assets	(27)	174	(53)	135
Non-GAAP net income	$5,245	$4,684	$9,111	$7,716

GAAP net income	$4,193	$3,533	$6,790	$5,441
Adjustments for Non-GAAP cost of sales	83	39	176	351
Adjustments for Non-GAAP Research and development expenses	512	492	1,054	960
Adjustments for Non-GAAP Selling and marketing expenses	272	258	620	537
Adjustments for Non-GAAP General and administrative expenses	212	188	524	292
Adjustments for Non-GAAP Income taxes	(27)	174	(53)	135
Non-GAAP net income	$5,245	$4,684	$9,111	$7,716

GAAP basic income per ordinary share (US$)	$0.57	$0.48	$0.92	$0.74
(1) Share-based compensation (*)	0.07	0.06	0.18	0.12
(2-4) Acquisition-related adjustments	0.07	0.10	0.13	0.19
Non-GAAP basic income per ordinary share (US$)	$0.71	$0.64	$1.23	$1.05

GAAP diluted income per ordinary share (US$)	$0.55	$0.48	$0.90	$0.73
(1) Share-based compensation (*)	0.07	0.06	0.17	0.12
(2-4) Acquisition-related adjustments	0.07	0.09	0.14	0.19
Non-GAAP diluted income per ordinary share (US$)	$0.69	$0.63	$1.21	$1.04

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))